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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ----------------
                                  SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                        SODEXHO MARRIOTT SERVICES, INC.
                           (Name of Subject Company)

                             SMS ACQUISITION CORP.
                             SODEXHO ALLIANCE, S.A.
                       (Names of Filing Persons-Offerors)

                    Common Stock, par value $1.00 per share
        Rights to Purchase Series A Junior Participating Preferred Stock
                         (Title of Class of Securities)

                               ----------------
                                  833793 10 2
                     (CUSIP Number of Class of Securities)

                                 Bernard Carton
                             Sodexho Alliance, S.A.
                                3, avenue Newton
                      78180 Montigny-le-Bretonneux, France
                          Telephone: 011-331-3085-7304
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                             Paul R. Kingsley, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE

---------------------------------------------------------
---------------------------------------------------------
           Transaction Valuation*  Amount of Filing Fee**
---------------------------------------------------------
    $1,172,701,536                        $234,541
---------------------------------------------------------

--------------------------------------------------------------------------------
 * Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 36,646,923 shares of Common Stock, par value $1.00 per share (the "Shares"), of Sodexho Marriott Services,
   Inc., at a purchase price of $32.00 per Share net in cash. Such number of Shares represents 63,723,383 Shares and exercisable options to purchase 2,873,465 Shares, in each case outstanding as of May 11, 2001, less the 29,949,925 Shares already owned by Sodexho Alliance, S.A.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not applicable.   Filing Party: Not applicable.
    Form or Registration No.: Not applicable. Date Filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [_] issuer tender offer subject to Rule 13e-4.

    [X] going-private transaction subject to Rule 13e-3.

    [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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

   This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is filed by Sodexho Alliance, S.A., a French corporation ("Sodexho"), and SMS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Sodexho ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Sodexho Marriott Services, Inc., a Delaware corporation ("SMS"), together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of October 8, 1993, as amended, between SMS and The Bank of New York, as Rights Agent (collectively, the "Shares"), other than Shares already owned by Sodexho and its subsidiaries, at $32.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

   Not applicable

Item 12. Exhibits.

 Exhibit
   No.   Description
 ------- -----------
 (a)(1)  Offer to Purchase dated May 17, 2001.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Notice of Guaranteed Delivery.
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
 (a)(6)  Letter to Participants in SMS's Employee Stock Purchase Plan.
 (a)(7)  Letter to holders of old Marriott International, Inc. certificates.
 (a)(8)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(9)  Summary advertisement dated May 17, 2001.
 (a)(10) Text of Press Release Issued by Sodexho Alliance, S.A. on May 2, 2001.
 (a)(11) Complaint of Barry Feldman against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc.
 (a)(12) Complaint of Arthur Bieler against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc.
 (a)(13) Complaint of John McMullen against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc.
 (a)(14) Complaint of Margaret Alessi, individually and on behalf of others similarly situated against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc.

 Exhibit
   No.   Description
 ------- -----------
 (a)(15) Complaint of Sylvia Piven, individually and on behalf of others similarly situated against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc.
 (a)(16) Complaint of Audrey Goldberg against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc.
 (a)(17) Complaint of Gary Remmen against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc.
 (a)(18) Complaint of Neil Berg against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc.
 (a)(19) Complaint of C. Oliver Burt against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc.
 (b)(1)  Term and Revolving Facilities Agreement dated April 6, 2001 for
         Sodexho Alliance, S.A. arranged by Citibank International plc, Goldman
         Sachs International and SG Investment Banking, with Societe General acting as Agent and Issuing Bank.
 (b)(2)  Amendment letter to the Term and Revolving Facilities Agreement dated
         April 27, 2001.
 (c)(1)  Opinion of UBS Warburg LLC ("UBS Warburg") to the Special Committee of
         the Board of Directors of SMS ("Special Committee") dated May 1, 2001
         (included as Annex B of the Offer to Purchase filed herewith as
         Exhibit (a)(1)).
 (c)(2)  Materials presented by representatives of UBS Warburg to the Special
         Committee dated May 1, 2001.
 (c)(3)  Materials presented by representatives of Goldman Sachs International and Goldman,
         Sachs & Co. to Sodexho management dated January 19, 2001.
 (c)(4)  Materials presented by representatives of Goldman Sachs International and Goldman, Sachs & Co. to the Board of Directors of Sodexho dated
         January 24, 2001.
 (d)(1)  Agreement and Plan of Merger dated as of May 1, 2001 among SMS,
         Sodexho and Purchaser (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)).
 (d)(2)  Tax Sharing and Indemnification Agreement dated as of March 27, 1998, by and among, Marriott International, Inc., New Marriott, Inc. and
         Sodexho (incorporated herein by reference to Exhibit 9 of Sodexho's
         Schedule 13D filed with respect to its ownership of Shares).
 (d)(3)  Royalty Agreement dated as of March 27, 1998 by and between Sodexho and SMS (incorporated herein by reference to Exhibit 10.19 of SMS's
         Form 10K/A filed on April 30, 1998).
 (d)(4)  Stockholder Agreement dated as of March 27, 1998 between SMS and
         Sodexho (incorporated herein by reference to Exhibit 3 of Sodexho's
         Schedule 13D filed with respect to its ownership of Shares).
 (d)(5)  Assistance Agreement dated as of March 27, 1998 by and between Sodexho and SMS.
 (d)(6)  Sodexho Guaranty dated as of March 27, 1998 from Sodexho as Guarantor in favor of the Lender Parties referred to in the Credit Agreement referred to therein.
 (d)(7)  Guaranty fee letter dated as of March 27, 1998 between Sodexho and
         SMS.
 (d)(8)  Confidentiality Agreement dated as of April 5, 2001 between Sodexho and SMS.

 Exhibit
   No.   Description
 ------- -----------
 (f)     Section 262 of the Delaware General Corporation Law (included as Annex
         C of the Offer to Purchase filed herewith as Exhibit (a)(1)).
 (g)     None.
 (h)     None.

Item 13. Information Required by Schedule 13E-3.

   The audited financial statements of SMS as of and for the two fiscal years ended September 3, 1999 and September 1, 2000 are hereby expressly incorporated herein by reference to Item 8 of SMS's Annual Report on Form 10-K for the fiscal year ended September 1, 2000 filed with the Securities and Exchange Commission on November 13, 2000.

   The unaudited financial statements of SMS as of and for the thirteen weeks and the twenty-six weeks ended March 2, 2001 and March 3, 2000 are hereby expressly incorporated herein by reference to Part I, Item 1 of SMS's Quarterly Report on Form 10-Q for the thirteen weeks ended March 2, 2001 filed with the Securities and Exchange Commission on April 12, 2001.

                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SODEXHO ALLIANCE, S.A.

                                             /s/ Bernard Carton
                                          By: _________________________________
                                             Name: Bernard Carton
                                             Title:Senior Vice President and
                                              Chief Financial Officer


                                          Date: May 17, 2001

                                          SMS ACQUISITION CORP.

                                             /s/ Denis Robin
                                          By: _________________________________
                                             Name: Denis Robin
                                             Title:President

                                          Date: May 17, 2001

                                 EXHIBIT INDEX

 (a)(1)  Offer to Purchase dated May 17, 2001.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Notice of Guaranteed Delivery.
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
 (a)(6)  Letter to Participants in SMS's Employee Stock Purchase Plan.
 (a)(7)  Letter to holders of old Marriott International, Inc. certificates.
 (a)(8)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(9)  Summary advertisement dated May 17, 2001.
 (a)(10) Text of Press Release Issued by Sodexho Alliance, S.A. on May 2, 2001.
 (a)(11) Complaint of Barry Feldman against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc.
 (a)(12) Complaint of Arthur Bieler against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc.
 (a)(13) Complaint of John McMullen against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc.
 (a)(14) Complaint of Margaret Alessi, individually and on behalf of others similarly situated against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc.
 (a)(15) Complaint of Sylvia Piven, individually and on behalf of others similarly situated against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc.
 (a)(16) Complaint of Audrey Goldberg against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc.
 (a)(17) Complaint of Gary Remmen against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc.
 (a)(18) Complaint of Neil Berg against William J. Shaw, Daniel J. Altobello,
         Pierre Bellon, Bernard Carton, Edouard de Royere, Michel Landel, John
         W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and Sodexho
         Marriott Services, Inc.
 (a)(19) Complaint of C. Oliver Burt against William J. Shaw, Daniel J.
         Altobello, Pierre Bellon, Bernard Carton, Edouard de Royere, Michel
         Landel, John W. Marriott III, Mary S. Metz, Sodexho Alliance, S.A. and
         Sodexho Marriott Services, Inc.

 Exhibit
   No.   Description
 ------- -----------
 (b)(1)  Term and Revolving Facilities Agreement dated April 6, 2001 for
         Sodexho Alliance, S.A. arranged by Citibank International plc, Goldman
         Sachs International and SG Investment Banking, with Societe General acting as Agent and Issuing Bank.
 (b)(2)  Amendment letter to the Term and Revolving Facilities Agreement dated
         April 27, 2001.
 (c)(1)  Opinion of UBS Warburg LLC ("UBS Warburg") to the Special Committee of
         the Board of Directors of SMS ("Special Committee") dated May 1, 2001
         (included as Annex B of the Offer to Purchase filed herewith as
         Exhibit (a)(1)).
 (c)(2)  Materials presented by representatives of UBS Warburg to the Special
         Committee dated May 1, 2001.
 (c)(3)  Materials presented by representatives of Goldman Sachs International and Goldman, Sachs & Co. to Sodexho management dated January 19, 2001.
 (c)(4)  Materials presented by representatives of Goldman Sachs International and Goldman, Sachs & Co. to the Board of Directors of Sodexho dated
         January 24, 2001.
 (d)(1)  Agreement and Plan of Merger dated as of May 1, 2001 among SMS,
         Sodexho and Purchaser (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)).
 (d)(2)  Tax Sharing and Indemnification Agreement dated as of March 27, 1998, by and among, Marriott International, Inc., New Marriott, Inc. and
         Sodexho (incorporated herein by reference to Exhibit 9 of Sodexho's
         Schedule 13D filed with respect to its ownership of Shares).
 (d)(3)  Royalty Agreement dated as of March 27, 1998 by and between Sodexho and SMS (incorporated herein by reference to Exhibit 10.19 of SMS's
         Form 10K/A filed on April 30, 1998).
 (d)(4)  Stockholder Agreement dated as of March 27, 1998 between SMS and
         Sodexho (incorporated herein by reference to Exhibit 3 of Sodexho's
         Schedule 13D filed with respect to its ownership of Shares).
 (d)(5)  Assistance Agreement dated as of March 27, 1998 by and between Sodexho and SMS.
 (d)(6)  Sodexho Guaranty dated as of March 27, 1998 from Sodexho as Guarantor in favor of the Lender Parties referred to in the Credit Agreement referred to therein.
 (d)(7)  Guaranty fee letter dated as of March 27, 1998 between Sodexho and
         SMS.
 (d)(8)  Confidentiality Agreement dated as of April 5, 2001 between Sodexho and SMS.
 (f)     Section 262 of the Delaware General Corporation Law (included as Annex
         C of the Offer to Purchase filed herewith as Exhibit (a)(1)).
 (g)     None.
 (h)     None.